Charles L Frischer

3156 East Laurelhurst Drive, NE

Seattle, WA 98105

June 18, 2025

Board of Directors

Regional Health Properties, Inc.

1050 Crown Pointe Parkway

Suite #720

Atlanta, GA 30338

Dear Board of Directors:

I received a copy of an offer to purchase assets of Regional Health Properties, Inc. on May 14th. The offer was submitted to your Board on May 6, 2025. The purchaser is offering $4.00 per share in cash for all the common shares of Regional. Based upon my limited due diligence of the buyer, they seem incredibly credible. In real estate parlance, the buyer seems Ready, Willing and Able to transact.

The purchase offer describes how the buyer has significant financial resources and is prepared to move forward immediately on due diligence, with an purchase price which is a 99% premium to the purchase price as of May 15th. Let that sink in, a 99% premium to the current price of common stock and this is an all-cash transaction. The buyer is also a very experienced owner of skilled nursing facilities throughout the country.

The potential buyer has informed me that Brent Morrison, our CEO, is not willing to engage in negotiations on this offer and has rebuffed virtually all efforts to explore this very strong offer.

At this point the potential buyer has not even been provided with a standard confirmatory diligence package, which is necessary to facilitate this offer and requires no commitment or expenditure by the company.

It has now been over 40 days since you have received this offer and you have not moved forward with the potential acquirers or told your shareholders of this highly qualified offer.

The purchaser is willing to put up $1 million dollars into escrow upon the execution of a purchase contract and has requested a very standard 60-day due diligence period. The closing is proposed to be approximately 45 days after all licensure and regulatory approvals have been received.

Also, I understand that this offer was not solicited in anyway by Regional and therefore is not in violation of any of terms of the existing agreement to merge the company with Sunlink Health Systems. The merger with Sunlink makes no business sense to me. The benefits of the merger are entirely unclear to me and as Regional’s largest common and preferred shareholder, the merger appears to offer no credible benefits to shareholders. I currently own 7.4% of the common shares and 21.3% of the class B Preferred Shares.

I think we are quite fortunate that a buyer is willing to offer a price reflecting a 99% premium on the common share price, on an all-cash basis, and is not a merger with Sunlink, which I believe is of dubious value to Regional common shareholders.

While there are always things to be negotiated with a potential buyer, I understand that the CEO of Regional is not willing to even discuss the terms and conditions of this offer. The potential buyer has asked that I not publicly disclose their name and since you have a copy of the offe r, I am happy to abide by that request.

While I have no agreement either verbally or in writing with the buyer regarding my preferred shares, I believe I would be able to quickly reach an outcome with the buyer to acquire my preferred shares. While I have no agreement with the other preferred shareholders as well, they are a thoughtful group of investors who would likely reach a similar conclusion. This would likely occur during the first week or two of the due diligence period.

This appears to be an excellent offe r for the shareholders. I urge you to immediately begin negotiations with this buyer. The shareholders of Regional common deserve your attention to this offe r and I trust you will respect your fiduciary responsibility to the shareholders.

Sincerely,

Charles Frischer